GT Greenberg Traurig

Arthur Don

Tel 312.456.8438

Fax 312.456.8435

dona@gtlaw.com

November 29, 2010

VIA EDGAR TRANSMISSION

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Ambassador Funds. - Securities Act of 1933 (“1933 Act”) File No. 333-36796, Post-Effective Amendment (“PEA”) No. 18, and Investment Company Act of 1940 (“1940 Act”) File No. 811-09941, PEA No. 19

Dear Mr. Bartz:

This letter responds to the staff comments related to Ambassador Funds’ (“Ambassador”) PEA No. 17 on Form N-1A, as discussed in the telephone call between you, myself and my colleague, Richard Cutshall, on November 12, 2010.  Please note that Ambassador’s PEA No. 18 will be filed through EDGAR tomorrow, November 30, 2010, and that filing will reflect your comments to Ambassador’s PEA No. 17.

The purpose of this letter is to confirm the changes made by Ambassador to comply with each of the comments provided by you.  To simplify your review, I have listed each of the comments provided by you in a table set forth below.  Next to each item listed, I have set forth Ambassador’s response.  You will note that in each instance we have complied with the comment, or have made an adjustment to eliminate the concern that led to a comment.

All other changes contained in tomorrow’s filing were made in connection with the annual update of the financial and other non-material information.  Consequently, based solely upon our review of Ambassador’s PEA No. 18 to be filed hereafter, we represent that such PEA will not contain disclosures that would render it ineligible to become effective under paragraph (b) of Rule 485 under the 1933 Act.

GREENBERG TRAURIG, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM
77 West Wacker Drive, Suite 3100  ■  Chicago, Illinois  ■  Tel 312.456.8400  ■  Fax 312.456.8435

Mr. Ed Bartz, U.S. Securities and Exchange Commission

November 29, 2010

_____________________

	Staff Comment	Response
Summary Section, Ambassador Money Market Fund
1	In the “Annual Fund Operating Expenses” table, delete footnotes (1) and (2) and the references to those footnotes in the “Other Expenses” line item of the table	Deleted
2	In the “Principal Investment Strategies” section, disclose the credit rating strategy consistent with the standards and rules applicable to money market funds	Disclosed
3	You provided comments to Ambassador’s Statutory Prospectus that impact the “Principal Risks” section of the Summary Prospectus -- See Item 7, below, for a summary of such comments	See below
4

In the narrative following the “Performance” heading but preceding the Fund’s total returns bar chart, replace the second sentence of the narrative with “The table below provides an additional indication of the risks of investing in the Fund by showing how the Fund’s average annual returns for the 1- and 5-year periods ended, and for the period since the Fund’s inception (August 1, 2000) through, December 31, 2009, compare with those of a broad measure of market performance.”

Following further discussions, the portion of this comment related to an index comparison was retracted; the language unaffected by such retraction, however, has been inserted
5

In the “Average Annual Total Returns” table, include the performance of a broad-based securities index for the same periods as currently disclosed, and modify the narrative following the “Performance” heading correspondingly

Following further discussions, this comment was retracted
6

Concerning the inclusion of the Fund’s rating by Standard & Poor’s Rating Services, include with PEA 18 an exhibit evidencing Standard & Poor’s Rating Service’s permission to use its name in Ambassador’s registration statement

Included

GREENBERG TRAURIG, LLP

Mr. Ed Bartz, U.S. Securities and Exchange Commission

November 29, 2010

_____________________

Statutory Prospectus
7

In the “Additional Information Concerning Principal Investment Strategies and Risks” section, some of the strategies listed (specifically, Money Market Instruments, When-Issued Securities, Delayed Deliver Transactions and Forward Commitments, and Securities Lending) do not appear as “Principal Investment Strategies” in the Summary Prospectus of the Fund -- Revise the Summary Prospectus to include such strategies and so that the Summary and Statutory Prospectuses identify the same strategies (in simple, bullet-point fashion) or, alternatively, if such strategies are not primary strategies employed by the Fund, revise the Statutory Prospectus to delete such non-primary strategies and move them to the Fund’s SAI

Revised
8	See the preceding comment and apply the same concepts to the “Investment Risks” appearing in the Summary and Statutory Prospectuses	Revised
9

In the “Management of the Fund” section, following the paragraph providing the annual management fee paid to Ambassador Capital Management, include the statement required by Item 10(a)(1)(iii) of Form N-1A regarding the availability of the discussion regarding the basis for the board’s approval of the investment advisory contract

Included
Statement of Additional Information
10

In the “Compensation” section, provide either an additional table or additional lines in the existing table that disclose the fees paid during the Fund’s 2010 fiscal year to the Trustees who were serving prior to July 16, 2010

Provided
11

In the “Leadership Structure of the Board” section, provide additional disclosures regarding the specific experience, qualifications, attributes and/or skills that led to the conclusion that each of the Board members should serve as trustees of Ambassador

Provided
12

If the Board has a Nominating Committee, provide the required disclosures regarding that Committee in the “Standing Committees of the Board” section.  If the Board does not currently have such a Committee, remove any references to such a Committee

The Board does not presently have such a Committee - Removed

GREENBERG TRAURIG, LLP

Mr. Ed Bartz, U.S. Securities and Exchange Commission

November 29, 2010

_____________________

I believe this fully responds to the staff comments that you provided.  We will be happy to address promptly any further questions that you may have regarding this filing.

In connection with the PEA filings, we note the following on behalf of Ambassador:  (1) Ambassador is responsible for the accuracy and adequacy of the disclosures in its filing: (2) Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the U.S. Securities and Exchange Commission from taking any action with respect to the filing; and (3) Ambassador may not assert staff comments as a defense in any proceeding initiated by the U.S. Securities and Exchange Commission under the federal securities laws of the United States.  In addition, we are aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Investment Management in its review of Ambassador’s filings or in response to staff comments on Ambassador’s filings.

Questions concerning these materials may be directed to the undersigned at (312) 456-8438, or to my colleague Richard Cutshall, Esq. at (312) 476-5121.

Best regards,

GREENBERG TRAURIG, LLP

By: /s/ Arthur Don

Arthur Don, a Shareholder

cc:

Brian T. Jeffries

Robert S. Bacarella

Maria C. De Nicolo

Richard M. Cutshall

GREENBERG TRAURIG, LLP